

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2024

Joseph R. Dively
President and CEO
First Mid Bancshares, Inc.
1421 Charleston Avenue
Mattoon, Illinois 61938

> **Re: First Mid Bancshares, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 15, 2024**
> **File No. 333-277973**

Dear Joseph R. Dively:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Robert Arzonetti at 202-551-8819 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Jason Zgliniec